Filed by SeaSpine Holdings Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Filer: SeaSpine Holdings Corporation

Subject Company: SeaSpine Holdings Corporation

SEC File No.: 001-36905

Date: October 11, 2022

Creating a New Leader in Spine and Orthopedics

October 11, 2022

SeaSpine Supplier/Vendor Partners,

Today is an exciting day for Seaspine! This morning we announced an agreement to merge with Orthofix, creating a leading global spine and orthopedics company. See the joint Press Release here.

Orthofix is a global medical technology company with two strategic business units – Orthofix Spine and Orthofix Orthopedics – dedicated to developing, manufacturing, and distributing diverse product lines in more than 60 countries worldwide. They are the number #1 prescribed bone growth stimulator in the U.S., and the only company with a cervical indication, and you may have heard of their next generation differentiated artificial cervical disc which is a leader in the motion preservation segment.

Orthofix, like SeaSpine, is committed to improving patients’ lives and delivering innovative, quality-driven solutions that empower physicians and healthcare organizations to cost effectively meet the evolving clinical needs of their patients every day. It is clear we share not just common business goals, but a deep belief in our people, partners, and the patient lives’ that we improve.

Why Orthofix?

In short, we are confident Orthofix and SeaSpine are strong, committed partners. This combination brings together two highly compelling and complementary businesses to create new opportunities for our company – and for our sales and distributor partners around the globe.

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We will have increased scale: The merged company will distribute products in more than 70 countries world-wide and will boast a workforce of 1,600 employees, with experienced partners, suppliers and a global R&D and manufacturing footprint.

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We will have increased capabilities: The combination of our two organizations will deliver complete surgical solutions that include a truly unique, leading surgical navigation system, comprehensive and innovative spinal hardware and biologics, synergistic bone growth therapies, and specialized orthopedic solutions.

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We will have more avenues for investment and growth: We will have the financial strength to invest in organic and inorganic innovation and growth initiatives, including the combined company’s deep pipeline, global sales expansion, and field inventory and instrumentation.

What happens next?

We expect the transaction to close in the first quarter of 2023, following approval by both companies’ shareholders and customary closing conditions and regulatory approvals. Until then, SeaSpine and Orthofix will remain and continue to operate as separate companies. We must stay focused on executing against our current business objectives and strategy in day-to-day roles and responsibilities.

Leadership & Locations

Looking ahead to the closing, I am honored to share that I will become CEO of the combined company. Jon Serbousek, Director, President and CEO of Orthofix, will become Executive Chairman of the Board of the combined company. Additional leaders will be announced in the near future and are expected to reflect talent from both organizations.

The combined company will be headquartered in Lewisville, Texas. This location will conduct general business, product development, medical education and manufacturing. The Company will retain primary offices in Carlsbad, CA, with a focus on spinal product innovation and surgeon education, and in Verona, Italy with an emphasis on product innovation, production, and medical education for Orthopedics. Current facilities in Irvine, CA, Toronto, Canada, Sunnyvale, CA, Wayne, PA, Olive Branch, MS, Maidenhead UK, Munich, Germany, Paris, France and Sao Paulo, Brazil will also be retained.

Thank You

On behalf of the entire leadership team, I thank you again for your partnership, and the continued opportunity to partner with you throughout this transition and in the future.

Stronger together,

Tyler Lipschultz

Today’s announcement may lead to increased interest from the media, investors and analysts. Consistent with usual policies, please direct media inquiries to LeAnn Burton at leann.burton@seaspine.com and investor inquiries to John Bostjancic at john.bostjancic@seaspine.com.

Forward-Looking Statement

This report contains statements which, to the extent they are not statements of historical or present fact, constitute “forward-looking statements” under the securities laws. From time to time, oral or written forward-looking statements may also be included in other information released to the public. These forward-looking statements are intended to provide Orthofix’s and SeaSpine’s respective management’s current expectations or plans for our future operating and financial performance, based on assumptions currently believed to be valid. Forward-looking statements can be identified by the use of words such as “believe,” “expect,” “expectations,” “plans,” “strategy,” “prospects,” “estimate,” “project,” “target,” “anticipate,” “will,” “should,” “see,” “guidance,” “outlook,” “confident,” “on track” and other words of similar meaning. Forward-looking statements may include, among other things, statements relating to future sales, earnings, cash flow, results of operations, uses of cash, tax rates, R&D spend, other measures of financial performance, potential future plans, strategies or transactions, credit ratings and net indebtedness, other anticipated benefits of the proposed merger, including estimated synergies and cost savings resulting from the proposed merger, the expected timing of completion of the proposed merger, estimated costs associated with such transaction and other statements that are not historical facts. All forward-looking statements involve risks, uncertainties and other factors that may cause actual results to differ materially from those expressed or implied in the forward-looking statements. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995. Such risks, uncertainties and other factors include, without limitation: (1) the effect of economic conditions in the industries and markets in which Orthofix and SeaSpine operate in the U.S. and globally and any changes therein, including financial market conditions, fluctuations in commodity prices, interest rates and foreign currency exchange rates, and the levels of market demand in the health care segments in which our products are purchased and utilized; (2) challenges in the development, regulatory approval, commercialization, reimbursement, market acceptance, performance and realization of the anticipated benefits of new products of the combined company; (3) the scope, nature, impact or timing of the proposed merger, including among other things the integration of the businesses and realization of synergies and opportunities for growth and innovation and incurrence of related costs and expenses; (4) future levels of indebtedness, capital spending and research and development spending; (5) future availability of credit and factors that may affect such availability, including credit market conditions and our capital structure; (6) delays and disruption in delivery of materials and services from suppliers; (7) cost reduction efforts and restructuring costs and savings; (8) new business and investment opportunities; (9) the ability to realize the intended benefits of organizational changes; (10) the anticipated benefits of diversification and balance of operations across product lines, regions and industries; (11) the effect of changes in political conditions in the U.S. and other countries in which Orthofix, SeaSpine and the businesses of each operate, including the effect of changes in U.S. healthcare policies, on general market conditions in the near term and beyond; (12) the effect of changes in tax, regulatory and other laws and regulations in the U.S. and other countries in which Orthofix, SeaSpine and the businesses of each operate; (13) negative effects of the announcement or pendency of the proposed merger on the market price of Orthofix and/or SeaSpine’s respective common stock and/or on their respective financial performance; (14) the ability of the parties to receive the required regulatory approvals for the proposed merger (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction) and approvals of Orthofix’s and SeaSpine’s shareholders and to satisfy the other conditions to the closing of the merger on a timely basis or at all; (15) the occurrence of events that may give rise to a right of one or both of the parties to terminate the merger agreement; (16) risks relating to the value of the Orthofix shares to be issued in the proposed merger, significant transaction costs and/or unknown liabilities; (17) the possibility that the anticipated benefits from the proposed merger cannot be realized in full or at all or may take longer to realize than expected, including risks associated with third party contracts containing consent and/or other provisions that may be triggered by the proposed transaction; (18) risks associated with transaction-related litigation; (19) the possibility that costs or difficulties related to the integration of Orthofix’s and SeaSpine’s operations will be greater than expected; (20) the ability of the combined company to retain and hire key personnel; (21) the intended qualification of the merger as a tax-free reorganization to Orthofix and SeaSpine shareholders for U.S. federal income tax purposes; and (22) the impact of the proposed merger on the respective businesses of Orthofix and SeaSpine. There can be no assurance that the proposed merger will in fact be consummated in the manner described or at all. For additional information on identifying factors that may cause actual results to vary materially from those stated in forward-looking statements, see the reports of Orthofix and SeaSpine on Forms 10-K, 10-Q and 8-K filed with or furnished to the SEC from time to time. Any forward-looking statement speaks only as of the date on which it is made, and Orthofix and SeaSpine assume no obligation to update or revise such statement, whether as a result of new information, future events or otherwise, except as required by applicable law.

Important Additional Information and Where to Find It

In connection with the proposed transaction, Orthofix intends to file with the SEC a registration statement on Form S-4, which will include a document that serves as a prospectus of Orthofix and a joint proxy statement of Orthofix and SeaSpine (the “joint proxy statement/prospectus”). Each party also plans to file other relevant documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. A definitive joint proxy statement/prospectus will be sent to Orthofix’s shareholders and SeaSpine’s shareholders. Investors and securityholders may obtain a free copy of the joint proxy statement/prospectus (if and when it becomes available) and other relevant documents filed by Orthofix and SeaSpine with the SEC at the SEC’s website at www.sec.gov. Copies of the documents filed by Orthofix with the SEC will be available free of charge on Orthofix’s website at http://ir.orthofix.com/ or by contacting Orthofix’s Investor Relations at (214) 937-3190. Copies of the documents filed by SeaSpine with the SEC will be available free of charge on SeaSpine’s website at http://investor.seaspine.com/ or by contacting SeaSpine’s Investor Relations at (415) 937-5402.

Orthofix and SeaSpine and their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about directors and executive officers of Orthofix is available in the Orthofix proxy statement for its 2022 Annual Meeting, which was filed with the SEC on April 27, 2022. Information about directors and executive officers of SeaSpine is available in the SeaSpine proxy statement for its 2022 Annual Meeting, which was filed with the SEC on April 22, 2022. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials filed with the SEC regarding the proposed transaction when they become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. Investors may obtain free copies of these documents from Orthofix and SeaSpine as indicated above.

No Offer or Solicitation

This report and the information contained herein shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.